AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC
SUPPLEMENT NO. 6, DATED JULY 2, 2012,
TO THE PROSPECTUS, DATED APRIL 27, 2012

Daily Pricing Supplement
(unaudited)

On July 2, 2012, our net asset value (“NAV”) per institutional share is $9.781 and our NAV per retail share is $9.837. This represents a 7.4% increase from our NAV per institutional share of $9.113 and our NAV per retail share of $9.157 on June 29, 2012, our last calculation of NAV. This increase is primarily the result of recording the fair value adjustment related to our FedEx Freight distribution facility located in Chili, New York purchased on March 21, 2012 (“FedEx I”). FedEx I was acquired at a base purchase price, excluding acquisition costs, of $19.7 million and is deemed to have a fair value of $20.4 million, as confirmed by our independent valuer, Duff & Phelps, LLC. This fair value adjustment was partially offset by recording an estimate of forecasted general and administrative expenses of $0.2 million.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of June 29, 2012:	$6,388,000.05

Net Assets as of July 2, 2012:
Real Estate Properties, at Fair Value	$25,994,877.96
Non-Real Estate Assets (1)
Cash and Cash Equivalents	1,521,743.58
Receivable for Sale of Common Stock	68,179.79
Prepaid Organizational and Other Costs	3,770,793.73
Total Net Assets	31,355,595.06
Liabilities
Financing	21,367,979.66
Deferred Revenue	118,155.90
Other Liabilities (1)	2,937,773.02
Total liabilities	24,423,908.58
Net Asset Value	$6,931,686.48

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining Net Asset Value. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The Real Estate Properties have initially been valued at cost. After such initial valuations, the value of the Real Estate Properties will be determined taking into consideration the valuations performed by Duff & Phelps, LLC, an independent valuation firm retained by us, which will be performed on each property at least one calender quarter after its acquisition.

Daily Adjustment and Calculation of NAV

Institutional Shares
NAV
Net Asset Value for Institutional shares as of June 1, 2012:	$3,869,329.20 ($9.113)
Share Purchases and Redemptions for the month of July 2012:
Share Purchases	-
Share Redemptions	-
Activity for the month of July 2012: (2)
Accrual of Portfolio Revenue	9,076.89
Accrual of Asset Management Fee	-
Accrual of Other Expenses (3)	(133,002.46)
Accrual of Organizational and Offering Expenses	(159.01)
Change in NAV due to Gains (Losses) (Realized and Unrealized) on Assets and Liabilities subsequent to June 1, 2012	407,460.89
Ending NAV on July 2, 2012 (per institutional share)	$4,152,705.51 ($9.781)

Retail Shares
NAV
Net Asset Value for Retail shares as of June 1, 2012:	$2,518,670.85 ($9.149)
Share Purchases and Redemptions for the month of July 2012:
Share Purchases	68,179.79
Share Redemptions	-
Activity for the month of July 2012: (2)
Accrual of Portfolio Revenue	6,068.43
Accrual of Asset Management Fee	-
Accrual of Other Expenses (3)	(86,232.27)
Accrual of Organizational and Offering Expenses	(116.94)
Change in NAV due to Gains (Losses) (Realized and Unrealized) on Assets and Liabilities subsequent to June 1, 2012	272,411.11
Ending NAV on July 2, 2012 (per retail share)	$2,778,980.97 ($9.837)

(2)    The beginning NAV and the monthly activity for June 2012 have been allocated between the institutional shares and the retail shares in proportion to the NAV of the institutional shares and the retail shares on the corresponding NAV date.

(3)     Other Expenses, consist of all of our operating and administrative expenses, other than asset management fees and organizational and offering expenses.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

www.arcdailynav.com - 1.866.532.4743